

May 16, 2013

Via E-mail
Ronald L. Shape
Chief Executive Officer
National American University Holdings, Inc.
5301 S. Highway 16
Rapid City, SD 57701

> **RE:**   **National American University Holdings, Inc.**
> **Form 10-K for the year ended May 31, 2012**
> **Filed August 3, 2012**
> **File No. 001-34751**

Dear Mr. Shape:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended May 31, 2012

Regulatory Matters, page 22

Accreditation, page 24

1. We note that your certification to participate in Title IV programs was set to expire on December 31, 2012. Please confirm that you were recertified.

Definitive Proxy Statement Incorporated by Reference

Role of Compensation Consultants and Management, page 15

2. We note your disclosure on page 16 that in analyzing fiscal 2012 compensation, the compensation committee took into consideration a report prepared by a compensation

consultant engaged by the committee during fiscal year 2011. We note this report included benchmarking executive compensation against comparable public companies that provide similar educational services in the markets you serve and other public companies of your size. In addition, we note this benchmarking indicated that your executive compensation was at or below the median of executives with similar roles at the peer companies for fiscal year 2011. In future filings, if applicable, please identify the comparable public companies used in any benchmarking of your executive compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Stock Awards, page 17

3. We note you granted restricted stock units and stock options to your named executive officers in 2011 and 2012. In future filings, please disclose in your compensation discussion and analysis section specific compensation awards, including equity-based compensation, to your named executive officers for each fiscal year. Disclose the amount of each award and when the awards were made. In addition, disclose how the compensation committee determined how and when the specific awards were granted. Refer to Item 402(b)(2)(iii) and (iv) of Regulation S-K.

Annual and Quarterly Achievement Awards, page 18

4. We note your quarterly and annual achievement awards made to your named executive officers are based upon the achievement of specific performance measures and goals. For example, for fiscal year 2012, we note your named executive officers could receive a percentage of their annual base salary each quarter based on achieving certain objectives such as an approved budgeted NAUH pre-tax profit margin for the quarter and also predetermined NAUH quarterly objectives to institutional effectiveness. In future filings, please disclose the specific target performance measures and objectives for each quarter of the most recent fiscal year ended.

5. Further, we note that for fiscal year 2012 your named executive officers were eligible for an annual achievement award component determined by a percentage of the excess of the amount of your actual EBIT over the budgeted EBIT for the fiscal year 2012. In future filings, with respect to your disclosure related to your annual achievement awards to your NEOs, disclose your budgeted and actual EBIT for the most recent fiscal year ended.

Summary Compensation Table, page 24

6. We note your disclosure on page 23 that for fiscal year 2012, your board of directors awarded discretionary bonus awards to your named executive officers in the aggregate of $281,277. Though they were paid in fiscal 2013, the bonuses were calculable before the filing of your proxy statement. Therefore, the amounts should have been disclosed for fiscal 2012. In future filings, please revise your table to include the dollar value of bonus

Ronald L. Shape
National American University Holdings, Inc.
May 16, 2013
Page 3

(cash and non-cash) earned by the named executive officers during the fiscal years covered by the table. Refer to Item 402(c)(2)(iv) of Regulation S-K.

Grants of Plan-Based Awards in 2012, page 26

7. It appears the column to the table titled "Grant Date Fair Value of Stock and Option Awards" does not accurately disclose the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. For example, we note Mr. Shape was granted a grant date fair value of $256,497 of option awards in 2012, as noted in your Summary Compensation Table on page 24. However, we note in your Grant of Plans-Based Awards Table, you disclose the grant date fair value of stock and option awards in 2012 for Mr. Shape as $69,273. Please advise or revise your tables to accurately reflect the grant date fair value of your equity awards in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
       Venessa Green
       Paul Sedlacek

Mark Williamson, Esq.
Inchan Hwang, Esq.